LIST OF SUBSIDIARIES



Barnett Inc. (1)

Waxman Consumer Products Group Inc.

WOC Inc.

TWI, International, Inc.






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   (1)  The Company beneficially owns approximately 49.9% of the voting capital stock of Barnett and, together with non-voting preferred stock of Barnett owned by the Company, approximately 54% of the capital stock of Barnett.